

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

Via E-mail
Vesna Pesic
President
Elite Books Inc.
5042 Wilshire Blvd #27777
Los Angeles, CA 90036

> **Re: Elite Books Inc.**
> **Registration Statement on Form S-1**
> **Filed July 11, 2014**
> **File No. 333-197384**

Dear Ms. Pesic:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

   - your disclosure indicates that you are a development stage company issuing penny stock;

   - you state you do not a separate office and have yet to seek office space;

   - you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

   - you have a net loss of $1,416 to date and you have not generated any revenues to date;

- you have assets consisting only of cash; and

- your registration statement contains very general disclosure related to the nature of your business and your business plan.

  In the adopting release of Rule 419, the Commission stated, "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. Please revise your prospectus summary and risk factors to provide disclosure of your auditor's going concern opinion. Additionally, in the risk factor please state how much funding you need to continue operations for the next 12 months. In this regard, we note your first risk factor where you acknowledge the need for financing; however, you do not provide quantified information. For guidance, please refer to Item 503 of Regulation S-K.

Front cover of the prospectus, page 3

3. Please include a cross-reference to the risk factors section pursuant to Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 5

4. Towards the bottom of page 5 where you refer to the "net proceeds" of the offering, we presume that you intend to refer to the "gross proceeds." Please revise.

Risk Factors, page 6

Risks associated to our business, page 6

Because our president and sole director owns 100% of our company's shares…, page 9

5. Considering you are offering 3,000,000 shares and your sole director and officer owns 2,000,000 shares, it appears that the latter will own 40% as opposed to 30.7% of you. Please revise or advise.

Risks associated with this offering, page 10

We will incur ongoing costs and expenses for SEC reporting and compliance . . ., page 12

6. We note your intention to seek listing on the OTC Bulletin Board, which is contingent upon maintaining compliance with SEC filings. Please disclose, if known, whether you will voluntarily continue reporting in the absence of an SEC reporting obligation.

Use of Proceeds, page 13

7. We note that under the various scenarios you describe here and under "Plan of Operation" you do not mention the purchase of inventory, such as books. Based upon your described business plan and your stated goal to "profitably sell your products," it appears that you need to procure additional inventory in order to begin generating revenue. In an appropriate place in your prospectus, please revise your disclosure to state that even if this offering is fully subscribed, you will not be in a position to generate revenue without additional financing that will allow you to procure inventory. In doing so, please quantify the additional amounts you will need. Disclose the sources of such additional financing, if known.

Dilution, page 14

8. Please tell us, and provide the detail in your response via tabular presentation, how you arrived at your net tangible book value after the offering for the two funding scenarios where offering costs will not be covered from director loans. In this regard, you disclose $9,251 of total offering costs on page II-1, but appear to compute net tangible book value after the offering without taking into account any offering costs for your top two funding scenarios. Please revise as appropriate.

Management's Discussion and Analysis or Plan of Operation, page 14

Plan of Operation, page 16

9. Clarify whether your "Operations Plan, 12 month" takes into account operating expenses. We note, as an example only, that you include rent in your 12-month plan, however, you do not appear to discuss expenses associated with maintaining your public reporting obligations. If your Operations Plan does not take into account operating expenses, please separately quantify those expenses and disclose how you intend to finance those expenses.

Operations Plan, 12 Month, page 17

10. We note that your auditor has expressed a going concern opinion and you have provided a detailed list of planned expenses for the next 12 months. Please revise your disclosure

to include a discussion of management's operations plan and analysis of the plan's viability to overcome the uncertainty of your ability to continue as a going concern. Also, please include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12-month period following the date of the financial statements. Your disclosure should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Note any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency. Please refer to Item 303(a)(1) of Regulation SK.

11. We note that your described plan details expenses totaling $30,000 for the following 12 months and that net proceeds from selling 33% of offered shares will cover these expenses. Please revise your disclosure to account for selling 66% and 100% of the offered shares in accordance with the scenarios presented in your Use of Proceeds section on page 13.

Description of Business, page 22

Marketing and Advertising/Potential Clients, page 23

Market & Sales, page 23

12. You state here that you may publish books in various languages and later mention that Ms. Pesic owns and operates Pesic & Sons, a publishing company. Please revise your disclosures to include your planned operations and expenses related to the publishing business. Additionally, please include a risk factor related to the potential conflict of interest that may arise from Ms. Pesic's leadership of two publishing companies.

Employees; Identification of Certain Significant Employees, page 25

13. Your prospectus states you "currently have no employees." However, it appears that Ms. Vesna Pesic, as your president and treasurer, is an employee, at least in a part-time capacity at 20 hours per week. Please revise here and throughout your prospectus or advise us why she is not an employee.

Plan of Distribution, page 29

14. In the fifth paragraph on this page, we note your intention to quote your common stock on the OTC Bulletin Board. Please include disclosure indicating that you may not ever be quoted by the OTC Bulletin Board or listed on an exchange. Also, please state that a market may never develop for your common stock, in keeping with your Prospectus Summary and Risk Factor disclosures.

Description of Securities, page 29

Anti-takeover Law, page 30

15. We note that you will not offer or sell shares in this offering to Nevada residents. Please disclose any similar restrictions upon offers and sales, including restrictions from your Articles of Incorporation and Bylaws, and explain how you will implement such restrictions. Furthermore, we note your lack of Nevada shareholders. Please disclose how this affects the applicability of Nevada change in control provisions.

Power of Attorney

16. In your amended registration statement, please also include signatures for the principal executive officer or officers, principal financial officer or officers, the controller or principal accounting officer. Please refer to the Instructions to the Signatures section of Form S-1.

Exhibit Index

17. Please file as an exhibit the form of subscription agreement you plan to use for purposes of offering shares.

Exhibit 5.1. Opinion of Frederick C. Bauman, Esq. re: Legality and Consent of Counsel

18. Counsel's opinion refers to the registration of 9,000,000 shares of your common stock. Considering you have registered 3,000,000 shares of common stock, please ask counsel to revise their opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer at 202.551.3855 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Frederick C. Bauman